Electronic Articles of Incorporation
For

P22000044014
FILED
May 26, 2022
Sec. Of State
jafason

LI3 GROUP, INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

LI3 GROUP, INC.

Article II

The principal place of business address:

6382 NW 23RD STREET
BOCA RATON, FL.   33434

The mailing address of the corporation is:

6382 NW 23RD STREET
BOCA RATON, FL.   33434

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS. END-TO-END SUPPLY CHAIN COMMODITIES

Article IV

The number of shares the corporation is authorized to issue is:

100,000,000

Article V

The name and Florida street address of the registered agent is:

DAVID MACIAS
6382 NW 23RD STREET
BOCA RATON, FL.   33434

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: DAVID MACIAS

P22000044014
FILED
May 26, 2022
Sec. Of State
jafason

Article VI

The name and address of the incorporator is:

DAVID MACIAS
6382 NW 23RD STREET

BOCA RATON, FL 33434

Electronic Signature of Incorporator: DAVID MACIAS

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: CEO
DAVID MACIAS
6382 NW 23RD STREET
BOCA RATON, FL. 33434

Title: PRES
JORGE AIZCORBE
900 LAS VEGAS BLVD, LOFT 1413
LAS VEGAS, NV. 89101

Article VIII

The effective date for this corporation shall be:

05/25/2022

State of Florida
Department of State

I certify the attached is a true and correct copy of the Articles of Incorporation of LI3 GROUP, INC., a Florida corporation, filed electronically on May 26, 2022 effective May 25, 2022, as shown by the records of this office.

I further certify that this is an electronically transmitted certificate authorized by section 15.16, Florida Statutes, and authenticated by the code noted below.

The document number of this corporation is P22000044014.

Authentication Code: 220606104936-900388497679#1

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Sixth day of June, 2022





Cord Byrd
Secretary of State